      1                        United States
                     Securities and Exchange Commission
                         Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

        The Actava Group Inc. (formerly Fuqua Industries, Inc.)
- ------------------------------------------------------------------------
                          (Name of Issuer)

                    Common Stock $1.00 Par Value
- ------------------------------------------------------------------------
                   (Title of Class of Securities)

                            361028 10 3
               ----------------------------------------
                          (CUSIP Number)

         James M. Plasynski, Westinghouse Electric Corporation,
       11 Stanwix Street, Pittsburgh, PA  15222,  (412) 642-2591
- ------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           February 17, 1994
               ----------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement.__ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      2                         Schedule 13D

CUSIP No.  361028 10 3
           -----------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Westinghouse Pension Investments Corporation
     25-1350122

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)__

(b)__

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   00 (See Item 3 as previously amended and amended Item 5 of this statement)

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
__

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Incorporated in Delaware

NUMBER OF          7  SOLE VOTING POWER
SHARES                0 (See amended Item 5 of this statement)
BENEFICIALLY
OWNED BY           8  SHARED VOTING POWER
EACH                  0 (See amended Item 5 of this statement)
REPORTING
PERSON             9  SOLE DISPOSITIVE POWER
WITH                  0 (See amended Item 5 of this statement)

                   10 SHARED DISPOSITIVE POWER
                      0 (See amended Item 5 of this statement)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 (See amended Item 5 of this statement)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* __

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0 (See amended Item 5 of this statement)

14  TYPE OF REPORTING PERSON*
    CO
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The Schedule 13D filed on November 17, 1993, by Westinghouse Pension Investments Corporation ("WPIC"), as amended by Amendment No. 1 filed on August 19, 1994, is hereby further amended as follows. Terms that are defined in the original of this Schedule 13D or in Amendment 1 are used herein as defined therein.

     1. Schedule I is amended by substituting therefor the attached revised Schedule I.

     2. Item 5 is amended to report that on February 17, 1995, WPIC sold the WPIC Common Stock to Issuer pursuant to the Put Right. WPIC thereby ceased to be a beneficial owner of the WPIC Common Stock on that date.

     3. Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 2, remains unchanged.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



                              Westinghouse Pension Investments
                              Corporation

February 21, 1995             By: /s/ Julie Forsythe
                                  -------------------

                              Name: Julie Forsythe
                              Title: Vice President and
                                     Assistant Treasurer



<PAGE 4>                       Schedule I

       Name, business address, and present principal occupation or employment of the directors and executive officers of
               Westinghouse Pension Investments Corporation:

                                 Directors

                                       Present Principal Occupation and
Name, Business Address                 Address of Employment

Julie Forsythe                         Director, Pensions
Westinghouse Electric Corporation      Westinghouse Electric Corporation
Westinghouse Building                  Westinghouse Building
11 Stanwix Street                      11 Stanwix Street
Pittsburgh, PA  15222                  Pittsburgh, PA  15222

Claudia E. Morf                        Vice President and Treasurer
Westinghouse Electric Corporation      Westinghouse Electric Corporation
Westinghouse Building                  Westinghouse Building
11 Stanwix Street                      11 Stanwix Street
Pittsburgh, PA  15222                  Pittsburgh, PA  15222

Fredric G. Reynolds                    Executive Vice President and
Westinghouse Electric Corporation        Chief Financial Officer
Westinghouse Building                  Westinghouse Electric Corporation
11 Stanwix Street                      Westinghouse Building
Pittsburgh, PA  15222                  11 Stanwix Street
                                       Pittsburgh, PA  15222



<PAGE 5>
                            Executive Officers

                                       Present Principal Occupation and
Name, Business Address                  Address of Employment

Paul W. Cavanaugh                      Senior Tax Counsel, Income Taxes
Westinghouse Electric Corporation      Westinghouse Electric Corporation
Westinghouse Building                  Westinghouse Building
11 Stanwix Street                      11 Stanwix Street
Pittsburgh, PA  15222                  Pittsburgh, PA 15222

Julie Forsythe                         Director, Pensions
Westinghouse Electric Corporation      Westinghouse Electric Corporation
Westinghouse Building                  Westinghouse Building
11 Stanwix Street                      11 Stanwix Street
Pittsburgh, PA  15222                  Pittsburgh, PA 15222

Cheryl M. Hays                         Manager of Administration
Westinghouse Electric Corporation      Operations
Westinghouse Building                  Westinghouse Electric Corporation
11 Stanwix Street                      Westinghouse Building
Pittsburgh, PA  15222                  11 Stanwix Street
                                       Pittsburgh, PA 15222

David L. Klausman                      Tax Counsel, Employee Benfits
Westinghouse Electric Corporation        and AD Valorem Taxes
Westinghouse Building                  Westinghouse Electric Corporation
11 Stanwix Street                      Westinghouse Building
Pittsburgh, PA  15222                  11 Stanwix Street
                                       Pittsburgh, PA 15222

Robert A. Mikita                       Manager, Income Tax Compliance
Westinghouse Electric Corporation      Westinghouse Electric Corporation
Westinghouse Building                  Westinghouse Building
11 Stanwix Street                      11 Stanwix Street
Pittsburgh, PA  15222                  Pittsburgh, PA 15222

Claudia E. Morf                        Vice President and Treasurer
Westinghouse Electric Corporation      Westinghouse Electric Corporation
Westinghouse Building                  Westinghouse Building
11 Stanwix Street                      11 Stanwix Street
Pittsburgh, PA 15222                   Pittsburgh, PA 15222




<PAGE 6>           Name, business address, and present
                  principal occupation or employment of
                 the directors and executive officers of
                    Westinghouse Electric Corporation:


                                 Directors

                                       Present Principal Occupation and
Name, Business Address                 Address of Employment

Frank C. Carlucci                      Chairman
1001 Pennsylvania Avenue, N.W.         The Carlyle Group & Carlyle
Washington, DC  20004-2505               International
                                       1001 Pennsylvania Avenue, N.W.
                                       Washington, DC  20004-2505

Gary M. Clark                          President
Westinghouse Electric  Corporation     Westinghouse Electric Corporation
Westinghouse Building                  Westinghouse Building
11 Stanwix Street                      11 Stanwix Street
Pittsburgh, PA  15222                  Pittsburgh, PA  15222

George H. Conrades                     President and CEO
Bolt Beranek & Newman Inc.             Bolt Beranek & Newman Inc.
150 Cambridge Park Drive               150 Cambridge Park Drive
Cambridge, MA  02140                   Cambridge, MA  02140

William H. Gray                        President
United Negro College Fund              United Negro College Fund
8260 Willow Oaks Corporate Drive       500 East 62nd Street
P.O. Box 10444                         New York, NY  10021
Fairfax, VA  22031

Michael H. Jordan                      Chairman and Chief Executive
Westinghouse Electric Corporation        Officer
Westinghouse Building                  Westinghouse Electric Corporation
11 Stanwix Street                      Westinghoue Building
Pittsburgh, PA  15222                  11 Stanwix Street
                                       Pittsburgh, PA  15222



<PAGE 7>                              Present Principal Occupation and
Name, Business Address                Address of Employment

David T. McLaughlin                   Chairman and Chief Executive
The Aspen Institute                     Officer
Carmichael Road                       The Aspen Institute
Queenstown, MD  21658                 Carmichael Road
                                      Queenstown, MD 21658

Rene C. McPherson                     Retired Chairman
#1 Pumpkin Key Lane                   Dana Corporation
Ocean Reef Club
N. Key Largo, FL  33037-3769

Richard M. Morrow                     Retired Chairman and
AMOCO Corporation                       Chief Executive Officer
200 E. Randolph Drive                 AMOCO Corporation
Chicago, IL 60601-7125                200 E. Randolph Drive
                                      Chicago, IL  60601

Richard R. Pivirotto                  Retired Chairman
111 Clapboard Ridge Road              Associated Dry Good Corporation
Greenwich, CT  06830

Paula Stern                           President
Progressive Policy Institute          The Stern Group, Inc.
518 C Street, N.E.                    Progressive Policy Institute
Washington, DC  20002                 518 C. Street, N.E.
                                      Washington, DC  20002

Robert D. Walter                      Chairman and CEO
Cardinal Health, Inc.                 Cardinal Health, Inc.
655 Metro Place South                 655 Metro Place South
Suite 925                             Suite 925
Dublin, OH  43017                     Dublin, OH  43017



<PAGE 8>                     Executive Officers

                                    Present Principal Occupation and
Name, Business Address              Address of Employment

Michael H. Jordan                   Chairman and Chief Executive Officer
Westinghouse Electric Corporation   Westinghouse Electric Corporation
Westinghouse Building               Westinghouse Building
11 Stanwix Street                   11 Stanwix Street
Pittsburgh, PA  15222               Pittsburgh, PA 15222

Gary M. Clark                       President
Westinghouse Electric Corporation   Westinghouse Electric Corporation
Westinghouse Building               Westinghouse Building
11 Stanwix Street                   11 Stanwix Street
Pittsburgh, PA  15222               Pittsburgh, PA 15222

Frank R. Bakos                      Vice President
Westinghouse Electric Corporation   Westinghouse Electric Corporation
The Quadrangle                      The Quadrangle
4400 Alafaya Trail                  4400 Alafaya Trail
Orlando, FL  32826-2399             Orlando, FL  32826-2399

Louis J. Briskman                   Senior Vice President and
Westinghouse Electric Corporation     General Counsel
Westinghouse Building               Westinghouse Electric Corporation
11 Stanwix Street                   Westinghouse Building
Pittsburgh, PA  15222               11 Stanwix Street
                                    Pittsburgh, PA 15222

Richard J. Hadala                   Vice President
Westinghouse Electric Corporation   Westinghouse Electric Corporation
Westinghouse Building               Westinghouse Building
11 Stanwix Street                   11 Stanwix Street
Pittsburgh, PA  15222               Pittsburgh, PA 15222

Francis J. Harvey                   Vice President
Westinghouse Electric Corporation   Westinghouse Electric Corporation
1310 Beulah Road                    1310 Beulah Road
Pittsburgh, PA  15235               Pittsburgh, PA 15235

W. C. Bill Korn                     President
Group W Broadcasting                Group W Broadcasting
888 Seventh Avenue                  888 Seventh Avenue
New York, NY  10106                 New York, NY 10106




<PAGE 9>                            Present Principal Occupation and
Name, Business Address              Address of Employment

Richard A. Linder                   Executive Vice President
Westinghouse Electric Corporation   Westinghouse Electric Corporation
P. O. Box 1693, Mail Stop A500      P.O. Box 1693, Mail Stop A500
Baltimore, MD  21203                Baltimore, MD 21203

James S. Moore                      Senior Vice President
Westinghouse Electric Corporation   Westinghouse Electric Corporation
11 Stanwix Street                   11 Stanwix Street
Pittsburgh, PA  15222               Pittsburgh, PA  15222

Claudia E. Morf                     Vice President & Treasurer
Westinghouse Electric Corporation   Westinghouse Electric Corporation
11 Stanwix Street                   11 Stanwix Street
Pittsburgh, PA  15222               Pittsburgh, PA  15222

Fredric G. Reynolds                 Executive Vice President
Westinghouse Electric Corporation     and Chief Financial Officer
11 Stanwix Street                   Westinghouse Electric Corporation
Pittsburgh, PA  15222               11 Stanwix Street
                                    Pittsburgh, PA  15222

James F. Watson, Jr.                President
Thermo King                         Thermo King
314 W. 90th Street                  314 W. 90th Street
Minneapolis, MN  55420              Minneapolis, MN  55420

Nathaniel D. Woodson                Vice President
Westinghouse Electric Corporation   Westinghouse Electric Corporation
Energy Center                       Energy Center
4350 Northern Pike                  4350 Northern Pike
Monroeville, PA  15146              Monroeville, PA  15146

EXHIBIT INDEX

                                                                 Page
No.
Exhibit 4        Amendment to Shareholder Rights Agreement           8
                 dated August 17, 1994 by and among Issuer, Westinghouse and Trustee.

August 17, 1994

The Actava Group Inc.
4900 Georgia-Pacific Center
Atlanta, GA 30303
Attn: Frederick B. Beilstein, III

    Re: Amendment ("Amendment") of June 8, 1993 Shareholder Rights Agreement between The Actava Group Inc. (formerly Fuqua
Industries)
         and Westinghouse Electric Corporation ("Shareholder Agreement")

Ladies and Gentlemen:

     The purpose of this Amendment is to confirm that in consideration of the agreement of the Westinghouse Executive Pension Trust Fund ("Fund") to defer for a limited time exercising the put right to sell to The Actava Group Inc.
("Company") all of the 1,090,909 shares of Company common stock (the "Shares") acquired by Westinghouse Electric Corporation ("WEC") pursuant to the April 30, 1993 Asset Purchase Agreement, within ten days of the execution of this Amendment, the Company shall pay to the Fund a fee in the amount of
$435,000 (the "Fee"), and shall deliver to the Fund an irrevocable letter of credit in favor of Mellon Bank, N.A., as Trustee ("Trustee") of the Fund, as beneficiary, in the amount of $12,000,000, payable at any time ("Letter of
Credit").

     The parties hereby agree to delete Section 6(e) of the Shareholder Agreement, and to delete Sections 6(b) and 6(c) thereof, and to substitute the following provisions in lieu of such latter two Sections.

b) Notice. Each WEC Holder may exercise the Put Right with respect to all of the Shares by delivery of notice (the "Notice of Exercise") to the Company on or before February 7, 1995. The Notice of Exercise shall bind all WEC Holders to sell to the Company (and shall bind the Company to purchase) all of the Shares.

c) Closing. The closing of any sale of the Shares pursuant to the Notice of
Exercise of the Put Right automatically shall occur on February 17, 1995. At such closing, (i) each WEC Holder selling the Shares shall deliver to the bank issuing the Letter of Credit certificates representing all the Shares, endorsed to the Company or accompanied by duly-executed stock powers transferring all the Shares to the Company, and appropriate certification that the selling WEC Holder has good, valid and unencumbered title to all the
Shares, and has transferred such free and clear title to the Company;
and
(ii) the WEC Holder shall immediately receive $12,000,000 upon draft or demand by the Trustee to the bank issuing the Letter of Credit.

     In addition to the foregoing, notwithstanding any other provision of the
Shareholder Agreement to the contrary, the parties hereby agree to the following terms.

1. From the date hereof through February 6, 1995, the Company shall have the right but not the obligation ("Call Right") to require the Fund or any other WEC Holder to sell to the Company all of the Shares then owned by the

Fund or any other WEC Holder. The call purchase price ("Call Purchase Price") shall equal the greater of (a) $11.00 per Share or (b) that amount offered to the Fund or any other WEC Holder pursuant to a bonafide written offer to purchase the Shares received by the Fund or any other WEC Holder from an unrelated third party with the financial ability to purchase the Shares. In the event the Fund or any other WEC Holder does not provide the Company with a copy of such bonafide written offer within five (5) days of the date of the notice of exercise hereunder, the Call Purchase Price shall equal the greater of (a) $11.00 per Share or (b) ninety percent(90%) of the average trading price for the Shares on the New York Stock Exchange for the ten (10) days prior to the date on which the Company exercises its Call Right. The Company may exercise its Call Right by delivery of notice to the Fund or any other
WEC Holder no later than February 6, 1995. The notice shall bind the Fund or such WEC Holder to sell to the Company (and shall bind the Company to purchase) all of the Shares. The closing of any sale of the Shares pursuant to the Call Right shall occur on such date and at such place as shall be agreed upon by the Company and the Fund or any other WEC Holder; provided, however, that such closing shall occur within ten (10) days of the date of the notice, or the next business day thereafter. Such closing shall occur in accordance with the terms, conditions and procedures set forth in Section
6(c)(i) and (ii) of the Shareholder Agreement, as amended; the Fund or any other WEC Holder selling the Shares shall immediately receive from the Company that amount, if any, by which the Call Purchase Price exceeds $12,000,000; and the Fund or any other WEC Holder shall refund to the Company a prorated portion of the Fee which shall be an amount equal to the product of (a) the Fee; and (b) a fraction, the numerator of which is the number of days from the date on which the closing occurs to February 17, 1995, and the denominator of which is the number of days from the date hereof to February
17, 1995. If such closing is to occur before February 17, 1995, the Company shall, on or before that date of such closing, deliver to the bank issuing the Letter of Credit the Company's written consent to the drawing by the Trustee of the $12,000,00 under the Letter of Credit on the date of such closing.

2. The Trustee shall only draw upon the Letter of Credit in connection with the exercise of the Put Right or the Call Right.

3. For purposes of this Amendment, the Shares shall be deemed to be represented by share certificates numbers NSD100053 through NSD100063, inclusive, together with the certificates representing any other securities hereafter issued with respect to the Shares by way of exchange, reclassification, dividend or distribution. On or before any closing pursuant to this Amendment, the Company shall furnish written certification to the bank issuing the Letter of Credit either identifying any such additional or different certificates issued and delivered by the Company to WEC or any WEC
Holder, or confirming that no such additional or different certificates have been issued, as the case may be.

     This Amendment is the final and entire agreement among the parties with respect to the subject matter of this Amendment. Except as specifically modified by this Amendment, the Shareholder Agreement shall remain in full force and effect, and shall not operate as a waiver of either party's rights thereunder. To confirm your acceptance of this Amendment, please execute the enclosed counterpart original and return it to the undersigned.

WESTINGHOUSE ELECTRIC CORPORATION

By: /S/ August W. Frisch
     --------------------------------------
     August W. Frisch, Vice President and
        General Tax Counsel


AGREED TO AND ACCEPTED BY:

Mellon Bank, N.A., as Trustee for the Westinghouse Executive Pension
Trust
Fund, as Directed by Westinghouse Electric Corporation

By: /S/ Allan M. Seaman
      -----------------------------------
      Allan M. Seaman, Associate Counsel

      August 17, 1994


THE ACTAVA GROUP INC.

By: /S/ Frederick B. Beilstein, III
      -----------------------------
      Frederick B. Beilstein, III,
         Senior Vice President

      August 17, 1994